UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18014

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pamrapo Savings Bank, S.L.A.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pamrapo Bancorp, Inc.

611 Avenue C

Bayonne, New Jersey 07002

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Trustees

Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan (“the Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Note 9 to the financial statements, the Board of Directors of Pamrapo Savings Bank, S.L.A., the Plan’s sponsor, voted in April 2010 to terminate the Plan, which indicates that the Plan is not a going concern. The financial statements do not include any adjustments that might be necessary upon termination.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Parente Beard LLP

July 14, 2010

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2009	2008
Assets

Pamrapo Bancorp, Inc. common stock	$1,846,530	$1,679,755
Common collective trust funds	966,630	772,303
Mutual funds	1,012,374	634,274
Cash and money market funds	3,800	7,979
Participant loans receivable	259,996	306,196

Total Investments	4,089,330	3,400,507

Contributions receivable	5,185	10,063
Other receivables	—	34,102

Total assets	4,094,515	3,444,672

Liabilities

Due to Brokers	7,349	—

Net assets available for plan benefits at fair value	4,087,166	3,444,672
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(844)	21,942

Net assets available for plan benefits	$4,086,322	3,466,614

The accompanying notes are an integral part of these financial statements.

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,
	2009	2008
Investment income (loss)
Interest	$15,433	$23,419
Dividends	67,308	203,937
Net appreciation (depreciation) in fair value of investments	384,190	(3,289,042)

Total investment income (loss)	466,931	(3,061,686)

Contributions
Participants	265,073	288,441
Employer	53,571	60,931
Rollover	—	160

Total contributions	318,644	349,532

Benefits paid to participants	(162,168)	(441,465)
Administrative expenses	(3,699)	(3,480)

Total deductions	(165,867)	(444,945)

Net increase/decrease in assets available for plan benefits	619,708	(3,157,099)

Net assets available for plan benefits - Beginning of year	3,466,614	6,623,713

Net assets available for plan benefits - End of year	$4,086,322	$3,466,614

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan, which was established July 1, 1985 and amended May 1, 1999, August 27, 2003, March 28, 2005 and January 1, 2007, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan on January 1 or July 1 following the attainment of age 21 and completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to contribute from 1% to 25% of their pretax compensation, as defined, up to limits prescribed by the Internal Revenue Code.

The Pamrapo Savings Bank, S.L.A. (“Employer Company”) contributes $0.25 for each $1.00 contributed by participating employees as a matching Employer Contribution, up to a maximum of 2.5% of the employees’ compensation, as defined. Each participant’s account is credited with the participant’s contributions and an allocation of the Employer Company’s contribution and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant’s account.

The Employer Company may, at its option, contribute a discretionary amount to the Plan each year. Such contributions are allocated based on a “Compensation to Total Compensation” ratio and invested in the participants’ discretionary accounts. The Employer Company’s discretionary contributions were $60,931 and $59,190 in 2009 and 2008, respectively.

Allocation of Forfeitures

Forfeited nonvested accounts totaled $1 and $1,747 at December 31, 2009 and 2008, respectively. Forfeitures are treated as matching contributions and applied to reduce the amount of subsequent matching contributions otherwise required to be made by the Employer Company. Approximately $3,505 of the forfeiture funds were applied to reduce employer contributions in 2009, no forfeiture funds were applied in 2008.

1. DESCRIPTION OF THE PLAN (Cont’d)

Benefit Distributions

On termination of service due to death, disability, retirement, or other reasons, a participant, or designated beneficiary in event of death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity. Participants have the option to receive their vested interest in the Employer Stock Fund in cash or in shares of common stock of Pamrapo Bancorp, Inc. through the closing date of the merger, see Note 9. Participants with vested interests of $1,000 or less receive lump sum distributions.

Employer Stock

Funds are invested in common stock of Pamrapo Bancorp, Inc (the “Stock”). Prior to December 31, 2006, the Plan directed that employer matching contributions be invested in the Stock. Effective January 1, 2007 the Plan was amended to permit participants to direct that their employer matching contribution be used to purchase other fund units within the Plan and no longer be restricted to purchase the Stock. The Plan was also amended to permit participants to diversify their Stock holdings from the employer matching funds. Those participants who had attained age 55 on or prior to December 31, 2005 were permitted to diversify 100% of the Stock holdings. Those that had not attained age 55 were permitted to diversify 100% of their employer contributions made subsequent to December 31, 2006 and diversify holdings from employer contributions prior to January 1, 2007 as follows: 33% in 2007, 66% in 2008 and 100% in 2009.

Earnings

Any earnings or losses of the Plan are allocated to all participants on the basis of their “Prior Account Balances” and the contributions or withdrawals for the current period.

Vesting

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her Employee Contribution Account. Each participant attains a vested and nonforfeitable right in the Employer Company’s matching contributions according to the following schedule:

Years of Service	Vested Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Plan’s financial statements.

As described in the Codification, investment contracts held by a defined contribution plan are required to be reported at fair value, however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common/collective trust fund. Contract value for this common/collective trust fund is based on the net asset value of the fund as reported by the investment advisor. The statements of net assets available for benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments and Recognition of Interest and Dividend Income

The Plan’s investments are stated at fair value. Investments in money market funds, mutual funds, and common stocks are stated at fair value by reference to quoted market prices in active markets. Investments in interest-bearing cash are stated at cost, which approximates fair value. Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year end. The value of these units is determined by the trustee based on the current fair values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end. Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan’s assets. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded upon distribution.

Subsequent Events

The Plan adopted new guidance on disclosures for subsequent events during the year ended December 31, 2009. The adoption did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

The Plan has evaluated subsequent events through the date the financial statements were issued.

3. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Sunrise Retirement Funds that are collective investment funds (the “Funds”) established under a Declaration of Trust establishing TD AMERITRADE Trust Company as trustee, custodian, transfer agent and recordkeeper of the Funds. Pentegra Trust Company provides investment sub-advisory services for the Funds. Transactions in the Funds qualify as related party transactions.

3. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS (Cont’d)

The Plan also owns shares of the common stock of Pamrapo Bancorp, Inc. (“Pamrapo”). The Plan permits that Employer Company matching contributions are used to purchase common stock of Pamrapo, and participants may also elect to invest in the Stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the Stock at market value for 2009 and 2008 were approximately $246,000 and $406,000, respectively. Total sales related to the Stock at market value for 2009 and 2008 were approximately $146,000 and $290,000, respectively. In addition, during 2008 approximately 7,000 shares of the Stock, at a market value of approximately $64,000 were released in connection with the payment of benefits. No shares were released in connection with the payment of benefits in 2009.

Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Employer Company.

4. INVESTMENTS

Investments at fair value consist of the following: (Investments that comprise 5% or more of net assets are listed individually.)

	December 31,
	2009	2008
Pamrapo Bancorp common stock	$1,846,530	$1,679,755
T Rowe Price Equity Income Fund	226,299	*
T Rowe Price Blue Chip Growth Fund Advisor	340,029	211,447
TD Ameritrade Sunrise Balanced Fund	300,000	210,705
Wells Fargo Bank, N.A. Stable Value Fund J	422,807	391,255
All other mutual funds, common/collective trust funds and money market funds	693,669	601,149
Participant loans receivable	259,996	306,196

Total	$4,089,330	$3,400,507

*	Amount was less than 5% of net assets at 12/31/08

During the years ended December 31, 2009 and 2008, the Plan’s investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	2009	2008
Pamrapo Bancorp common stock	$66,794	($2,791,234)
Common Collective Trust Funds	86,920	(112,108)
Mutual Funds	230,476	(385,700)

	$384,190	$(3,289,042)

5. FAIR VALUE MEASUREMENTS

The Plan adopted the guidance on Fair Value Measurements, as of January 1, 2008. The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2009 and 2008.

Level 1 Fair Value Measurements

The fair values of money market funds, mutual funds and common stocks are stated fair value using quoted market prices. Investments in interest-bearing cash are stated at cost, which approximates fair value.

Level 2 Fair Value Measurements

Investments in common/collective trust funds, including stable value funds, are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current fair values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.

5. FAIR VALUE MEASUREMENTS (Cont’d)

Level 3 Fair Value Measurements

Participant loans are not actively traded and have no observable inputs, therefore, as noted in the standard, measurement is derived from the entity’s own assumptions of what a market participant would use in pricing the asset. Accordingly, Plan management values participant loans based on a discounted cash flow model using the average interest rate and average loan term for the aggregate loan portfolio at the measurement date. The assumptions used in the cash flow model for the loans are 1) fully-secured (risk free) by the participant with a layered default risk determined by management based on current market data; 2) fixed interest rates and fixed terms. The average rate of the participant loan portfolio is higher than the current market risk free rate due to varying higher interest rates on the loans in the portfolio. The higher interest yield based on the above factors resulted in a premium of value to a hypothetical market participant, which Plan management has determined to be immaterial.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

		Fair Value Measurement Using:
2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

Cash and money market funds	$3,800	$3,800	$—		$—
Common/collective trust funds	543,823		543,823		—
Stable Value Fund	422,807		422,807	*
Mutual funds	1,012,374	1,012,374	—		—
Common stocks, Pamrapo Bancorp, Inc.	1,846,530	1,846,530	—		—
Participant loans	259,996	—	—		259,996

	$4,089,330	$2,862,704	$966,630		$259,996

5. FAIR VALUE MEASUREMENTS (Cont’d)

		Fair Value Measurement Using:
2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

Cash and money market funds	$7,979	$7,979	$—		$—
Common/collective trust funds	381,049		381,049		—
Stable Value Fund	391,254		391,254	*
Mutual funds	634,274	634,274	—		—
Common stocks, Pamrapo Bancorp, Inc.	1,679,755	1,679,755	—		—
Participant loans	306,196	—	—		306,196

	$3,400,507	$2,703,057	$391,254		$306,196

*	Amount represents the fair value. As of December 31, 2009 and 2008, the contract value amounted to $421,963 and $413,197 respectively.

The following table sets forth a summary of the changes in the fair value of the Plan’s level 3 investments for the years ended December 31, 2009 and 2008:

Participant Loans	2009	2008
Balance - beginning	$306,196	$231,071
Purchases, sales, issuances, and settlements, net	(61,633)	55,693
Interest income	15,433	19,432

Balance - ending	$259,996	$306,196

7. PARTICIPANT LOANS RECEIVABLE

In accordance with the Plan, loans are available to participants. The minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of: (i) $50,000, or (ii) one-half (1/2) of the aggregate of the: before-tax contribution account, vested portion of matching contribution account, vested portion of discretionary employer contribution account and rollover contribution account. Interest rates charged on participant loans range between 4.25% and 9.25%. Participant loan balances, included in investments, at December 31, 2009 and 2008, totaled $259,996 and $306,196, respectively.

8. REFUNDABLE CONTRIBUTIONS

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy relevant nondiscrimination provisions of the Plan. There were no excess contributions for 2009 and 2008.

9. PLAN TERMINATION

As of the close of business on July 6, 2010, Pamrapo Bancorp completed its merger with BCB Bancorp. In connection with the merger agreement dated June 29, 2009, as amended November 5, 2009, between Pamrapo Bancorp, Inc. and BCB Bancorp, the Board of Directors of Pamrapo Savings Bank, S.L.A., the Employer Company and Plan Sponsor as defined, terminated the Plan effective immediately prior to the Closing Date of the merger. Effective with the Plan’s termination, the account balances of each participant became fully vested and will be distributed in accordance with the terms of the Plan and applicable law following receipt of a favorable determination letter from the Internal Revenue Service. Under the terms of the merger agreement, each share of Pamrapo Bancorp common stock will be converted into the right to receive one share of BCB Bancorp common stock. On July 6, 2010 BCB Bancorp’s closing share price was $7.83.

10. INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated December 8, 2001, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

11. RISKS AND UNCERTAINTIES

The Plan holds investments in Pamrapo Bancorp, Inc. common stock, mutual fund and common collective trust fund shares whose values are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements to net assets available for benefits as reported on Form 5500 consists of the following as of December 31, 2009:

Net assets available for plan benefits per the financial statements	$4,086,322
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	844

Net assets available for plan benefits per Form 5500	$4,087,166

A reconciliation of investment income according to the financial statements to net assets available for benefits as reported on Form 5500 consists of the following for the year ended December 31, 2009:

Increase in assets available for plan benefits per the financial statements	$619,708
Adjustment from fair value to contract value for fully benefit responsive contracts	22,786

Increase in assets available for plan benefits per the Form 5500	$642,494

PAMRAPO SAVINGS BANK, S.L.A.

401(k) SAVINGS PLAN

EIN: 22-1180465

PN: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

(a)	Identity of Issuer (b)	Description (c)	Cost (d)	Fair Value (e)

	AIM	Capital Development Fund Class A	N/A	$99,941

*	TD Ameritrade	Money Market Account	$2,574	2,574

	Wells Fargo Bank, N.A.	Stable Value Fund J	N/A	422,807

	Nueberger Berman	Genesis Fund Trust	N/A	183,037

	Artio	International Equity Fund	N/A	50,267

	T Rowe Price	Equity Income Fund R	N/A	226,299

	T Rowe Price	Blue Chip Growth Fund Advisor	N/A	340,029

	Dreyfus	Bond Market Index Fund Investor	N/A	99,670

*	Pamrapo Bancorp, Inc.	Common Stock	N/A	1,846,530

	SSGA	S&P 500 Index Fund	N/A	13,131

*	TD Ameritrade	Sunrise Balanced Equity Fund	N/A	198,812

*	TD Ameritrade	Sunrise Balanced Fund	N/A	300,000

*	TD Ameritrade	Sunrise Capital Preservation Fund	N/A	16,770

*	TD Ameritrade	Sunrise Diversified Equity Income Fund	N/A	459

*	TD Ameritrade	Sunrise Diversified Equity Fund	N/A	447

*	TD Ameritrade	Sunrise Diversified Income Fund	N/A	23,308

*	TD Ameritrade	Sunrise Income Fund	N/A	4,027

*	Federated	Gov’t Obligation Fund	N/A	1,226

*	Participant loans	Interest rate range 4.25% to 9.25%, no loans due after November 2021.	N/A	259,996

	Total			$4,089,330

*	Party-in-interest

N/A Historical cost has not been presented as investments are participant directed.

EXHIBIT INDEX

Exhibit 23:	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAMRAPO SAVINGS BANK, S.L.A.
401(k) SAVINGS PLAN

Date: July 14, 2010	By:	/s/ Kenneth D. Walter
Kenneth D. Walter
Trustee